UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2011

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 15, 2011, Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a direct wholly-owned subsidiary of Luxottica Group S.p.A. (the “Parent”), closed a private placement to institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended) of U.S. $350 million of senior unsecured guaranteed notes (the “Series I Notes”).  Interest on the Series I Notes accrues at 4.35 percent per annum.  The Series I Notes mature on December 15, 2021 and are guaranteed on a senior unsecured basis by the Parent and Luxottica S.r.l., a wholly-owned subsidiary of the Parent.  The Series I Notes can be prepaid at the option of U.S. Holdings under certain circumstances.  The proceeds from the Series I Notes are being used for general corporate purposes and to refinance existing term debt.

EXHIBIT INDEX

Exhibit Number	Exhibit
4.30	Note Purchase Agreement, dated as of December 15, 2011, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and the Purchasers listed on Schedule A attached thereto.

4.31	Parent Guarantee, dated as of December 15, 2011, granted by Luxottica Group S.p.A.

4.32	Subsidiary Guarantee, dated as of December 15, 2011, granted by Luxottica S.r.l.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Dated: December 23, 2011	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER